UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2021

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Suite 1000 - 355 Burrard Street

Vancouver, British Columbia, Canada V6C 2G8

(Full Mailing Address of Principal Executive Offices)

(888) 377-4225

Issuer's Telephone Number, Including Area Code

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Shackelford Pharma Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Semi-Annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts herein are expressed in Canadian dollars unless otherwise stated.

Company Overview

Shackelford Pharma Inc. ("Shackelford" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 19, 2018. In March 2021, the Company moved its corporate office location to Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada from its previous corporate office location at Suite 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada.

The Company's principal activities include developing standardized and scientifically formulated medications using multiple delivery methods.  The Company focuses on market opportunities based on unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of medications targeting the endocannabinoid system and is recognized for pioneering the treatment of Dravet Syndrome.  Over the last decade, he treated patients suffering from a variety of medical ailments. Dr. Shackelford has worked with a number of provincial, American state and foreign government agencies on establishing governance of endocannabinoid focused programs.

Dr. Shackleford is supported by an expert medical and pharmaceutical team with a wealth of experience in clinical research and development, drug development, regulatory approval, commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. The Company is dedicated to helping patients through the development of medications targeting the endocannabinoid system for a range of health disorders. Our goal is to become the global leader in the development and commercialization of medications targeting the endocannabinoid system and that:

• address unmet medical needs;

• meet the quality standards of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients; and

• offer patients and consumers assurance of quality and consistency.

The Company practical strategy balances near term revenue opportunities and longer-term value creation by outsourcing certain functions to reduce cost and time to market. Such functions could include drug manufacturing, laboratory analysis, formulation, packaging, distribution and sales.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical cannabis companies, research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

  Competition may also arise from, among other things:
  other drug development or product technologies;
  methods of preventing or reducing the incidence of disease, including vaccines, in diseases or ailments that we target with our products; and
  new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

Regulatory Environment

While our planned products will be medically focused and are not intended to be psychoactive or intoxicating, we may face additional regulatory considerations. In the U.S., the cannabis and hemp industries are highly regulated and subject to significant government oversight. As of the time of this filing, thirty-five (35) states and Washington D.C., Guam, Puerto Rico and the U.S. Virgin Islands have legalized medical cannabis, and fifteen (15) states, and three territories have legalized cannabis for recreational purposes or "adult-use." However, at the federal level, cannabis remains a Schedule I drug under the Controlled Substances Act of 1970 (the "CSA"). As a result, medical and adult use cannabis-related practices or activities, including without limitation, the importation, possession, use, cultivation, manufacture, sale, or distribution of cannabis, remain illegal under U.S. federal law.

Notably, cannabidiol ("CBD"), can be extracted and isolated from both hemp plants and cannabis plants. Hemp, like cannabis, is a varietal of the plant Cannabis sativa L., however, it contains only trace amounts of tetrahydrocannabinol ("THC"), the cannabinoid responsible for the cannabis plant's intoxicating effects, and does not share the same federally illegal status in the U.S. as cannabis. Through a combination of state legislation, Section 7606 of the Agricultural Act of 2014 (the "2014 Farm Bill"), and the Agriculture Improvement Act of 2018 (the "2018 Farm Bill"), the vast majority of U.S. states have either developed or are in the process of developing regulated hemp programs governing a variety of hemp-related activities. The 2014 Farm Bill was limited in scope as it gave authority only for state research pilot programs that met certain conditions, while the passage of the 2018 Farm Bill established a robust framework for commercial hemp production in the US and removed hemp from the CSA. Most significantly, the 2018 Farm Bill amended the CSA to exclude hemp - inclusive of all derivatives, extracts, and cannabinoids containing not more than 0.3% THC - from the federal definition of "marihuana," and also explicitly created an exemption from the CSA for THC found in hemp.

In addition, the 2018 Farm Bill amended the Agricultural Marketing Act of 1946 to categorize hemp as an agricultural commodity under the regulatory purview of the United States Department of Agriculture ("USDA") in coordination with state departments of agriculture or tribal governments that elect to have primary regulatory authority over the production of hemp in their borders. The 2018 Farm Bill permits U.S. states and Indian Tribes to adopt their own regulatory plans governing hemp production, even if more restrictive than federal regulations, so long as the plans meet minimum federal standards and are approved by the USDA. On October 31, 2019, the USDA issued an interim final rule ("IFR") to implement the 2018 Farm Bill. The IFR governs the commercial production of hemp and provides the framework for U.S. states and Indian Tribes to begin implementation of commercial hemp production programs. The IFR is effective through November 1, 2021, after which it will be replaced by the USDA's final rule governing commercial production of hemp in the U.S.

The U.S. Food and Drug Administration (FDA) has, to date, not approved any marketing application for cannabis for the treatment of any disease or condition and has approved one cannabis-derived drug product "Epidiolex" (cannabidiol) and three cannabis-related drug products, Marinol (THC),Syndros (THC) and Cesamet (nabilone).

Results from Operations for the three and six months ended March 31, 2021 and 2020

	Three months ended March 31,		Six months ended March 31,
	2021	2020	2021	2020
	$	$	$	$
Research and development	(426,620)	(67,252)	(735,719)	(184,838)
General and administration	(341,281)	(96,998)	(637,224)	(139,762)
Other income (loss)	(41,971)	(7,179)	(113,607)	(7,317)
Net loss	(809,872)	(171,429)	(1,486,550)	(331,917)

To date, we have not generated any revenues from planned operations.

For the three and six months ended March 31, 2021, we reported a net loss of $809,872 ($0.02 loss per share) and $1,486,550 ($0.04 loss per share), compared to a net loss of $171,429 ($0.00 loss per share) and $331,917 ($0.01 loss per share) for the three and six ended March 31, 2020, respectively.

Research and Development ("R&D") Expenses

R&D expenses of $426,620 and $735,719 were incurred for the three and six months ended March 31, 2021, respectively, compared with $67,252 and $184,838 incurred in the three and six months ended March 31, 2020. The increase in R&D expenses in the current period is primarily attributable to:

  Increase in chemistry and formulation, manufacturing, as well as discovery and pre-clinical and regulatory expenses associated with the development of our product candidates in Cephalgia, Neurodegeneration, and Childhood Epilepsy.

  Increased consulting expense as we build out our R&D team to support advancing our candidates into clinical studies.

General and administrative ("G&A") Expenses

G&A expenses of $341,281 and $637,224 were incurred for the three and six months ended March 31, 2021, respectively, compared with $96,998 and $637,224 incurred in the three and six months ended March 31, 2020. The increase in G&A expenses in the current period is primarily attributable to:

  Increased consulting and legal expenses as we increased our investor relations effort in connection with completion of the Regulation-A offering, resulting in total gross proceeds raised of approximately US$8.8 million

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $3.3 million as of March 31, 2021.

We are a development stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our candidates in Cephalgia, Neurodegeneration, and Childhood Epilepsy is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at March 31, 2021, we had a cash balance of $4.46 million, compared to $0.08 million at September 30, 2020 and working capital at March 31, 2021 was $4.27 million, compared to a working capital deficit of $1.11 million at September 30, 2020.

During the six months ended March 31, 2021, we received $7.2 million (US$5.6 million) through our Regulation-A+ ("Regulation-A") Offering under the U.S. Securities Act of 1933, as amended. Subsequent to the period-end, we received an additional $3.8 million (US$3.3 million), resulting in total gross proceeds of approximately $11.0 million (US$8.9 million) and the issuance of 8,857,288 common shares at US$1.00. We estimate total share issuance costs to be approximately $232,000.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

Intellectual Property - Ramot Tel Aviv University License

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to enter into an exclusive, worldwide license from Ramot Tel Aviv University Ltd. ("Ramot") of certain patents, provisional patents, and other know-how related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol ("THC") (the "Ramot Technology").

Pursuant to the Option Agreement, the Company had a period of three months, in consideration for which the Company will pay Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License to enter into a license agreement for the Ramot Technology.

As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the Option Payments. On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement. The remaining unpaid balance of the one-time License Fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also paid reimbursable patent costs of $58,241 to Ramot under the Ramot License Agreement. The Ramot License Agreement also includes the following future potential payments:

  Milestone payments for a total of US$2,700,000 for each product developed using the licensed technology. Milestone payments are payable upon the successful completion of Phase I, II and III clinical trials and upon receipt of US FDA approval;
  An annual minimum royalty fee of US$10,000 commencing January 1, 2023;
  Future royalties on sales; and
  Sublicense fees in the event a sublicense is granted by the Company to a third party.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company expects to incur further losses in the development of its business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the period ended March 31, 2021, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended September 30, 2020.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Shackelford Pharma Inc.

Condensed Interim Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and reviewed by the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

Shackelford Pharma Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - expressed in Canadian dollars)

	Notes	March 31	September 30
		2021	2020
		$	$
Assets

Current
Cash		4,459,757	85,065
Prepaid expenses		111,820	49,747
GST receivable		24,537	33,263
Deferred share issuance costs	9,12	68,405	-
		4,664,519	168,075

Non-current
Intangible asset	6	96,704	99,184

Total Assets		4,761,223	267,259

Liabilities

Current
Accounts payable	8,10	271,700	844,864
Accrued liabilities		93,921	401,621
Shareholder loan payable	7,10	30,248	28,833
		395,869	1,275,318
Non-current
Convertible loans - liability portion	8	308,179	300,563
Total Liabilities		704,048	1,575,881

Shareholders' Equity/Deficit
Share capital	9	303,502	495,502
Subscriptions received	9,12	7,236,347	-
Contributed surplus		(192,000)	-
Loan discount reserve		7,338	7,338
Convertible loans - equity portion	8	45,040	45,040
Accumulated deficit		(3,343,052)	(1,856,502)
		4,057,175	(1,308,622)

Total Liabilities and Shareholders' Deficit		4,761,223	267,259

Nature of operations and going concern - Note 1

Subsequent events - Note 12

APPROVED BY THE BOARD
/s/ Alan Shackelford	Director	/s/ Avi Livnat	Director

2
The accompanying notes are an integral part of these condensed interim consolidated financial statements

Shackelford Pharma Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

		Three months ended March 31,		Six months ended March 31,
	Note	2021	2020	2021	2020
		$	$	$	$
Operating expenses
Research and development		426,620	67,252	735,719	184,838
General and administrative		341,281	96,998	637,224	139,762

Loss before other items		(767,901)	(164,250)	(1,372,943)	(324,600)

Accretion	8	(6,307)	(1,431)	(14,031)	(1,431)
Foreign exchange loss		(24,922)	(4,718)	(79,087)	(4,429)
Interest and bank charges		(10,742)	(1,030)	(20,489)	(1,457)

Net loss and comprehensive loss for the period		(809,872)	(171,429)	(1,486,550)	(331,917)

Loss per share
Basic and diluted		(0.02)	(0.00)	(0.04)	(0.01)

Weighted average number of shares outstanding
Basic and diluted		37,308,258	40,049,997	37,595,931	40,049,997

3
The accompanying notes are an integral part of these condensed interim consolidated financial statements

Shackelford Pharma Inc.
Condensed Consolidated Interim Statement of Cash Flows
(Unaudited - expressed in Canadian dollars)

	Notes	Six months ended March 31, 2021	Six months ended March 31, 2020
		$	$
Cash provided by/(used in):

Operating activities
Net loss for the period		(1,486,550)	(331,917)
Accrued interest		13,667	636
Accretion		14,031	1,431
Amortization		2,480	-
Unrealized loss on foreign exchange		104,765	2,684
Changes in non-cash working capital items
Prepaid expenses		(62,073)	(16,859)
GST receivable		8,726	769
Deferred share issuance costs		(68,405)	4,442
Accounts payable and accrued liabilities		(899,716)	229,366
Cash used in operating activities		(2,373,075)	(109,448)

Investing activities
Acquisition of intangibles	6	-	(21,542)
Cash used in investing activities		-	(21,542)

Financing activities
Subscriptions received	9(e)	7,236,347	-
Shares repurchased	9(d)	(384,000)	-
Shareholder loan proceeds	7	-	22,248
Convertible debt issued	8	-	125,000
Finders' fees paid	8	-	(7,000)
Cash provided by financing activities		6,852,347	140,248

Effect of foreign exchange on cash		(104,580)	-

Increase in cash		4,374,692	9,258

Cash - beginning of period		85,065	72,280

Cash - ending of period		4,459,757	81,538

Supplemental cash flow information - Note 11

4
The accompanying notes are an integral part of these condensed interim consolidated financial statements

Shackelford Pharma Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended March 31, 2021 and 2020
(Unaudited - expressed in Canadian dollars)

	Notes	Number of common shares	Share capital	Subscriptions Received	Contributed Surplus	Loan Discount Reserve	Convertible Loan - Equity portion	Accumulated Deficit	Total
		#	$	$	$	$	$	$	$

Balance at September 30, 2019		40,049,997	495,502	-	-	3,587	-	(528,005)	(28,916)
				-
Discount on shareholder loans	7	-	-	-	-	3,101	-	-	3,101
Convertible loans issued	8	-	-	-	-	-	15,898	-	15,898
Net and comprehensive loss for the period		-	-	-	-	-	-	(331,917)	(331,917)

Balance at March 31, 2020		40,049,997	495,502	-	-	6,688	15,898	(859,922)	(341,834)

Shares repurchased	9(d)	(3,840,000)	(192,000)	-	(192,000)	-	-	-	(384,000)
Subscriptions received	9(e),12			7,236,347	-	-	-	-	7,236,347
Net and comprehensive loss for the period		-	-	-	-	-	-	(1,486,700)	(1,486,550)

Balance at March 31, 2021		36,209,997	303,502	7,236,347	(192,000)	7,338	45,040	(3,343,202)	4,057,175

5
The accompanying notes are an integral part of these condensed interim consolidated financial statements

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. Effective April 1, 2021, the Company relocated its corporate office to Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8, from its previous corporate office location at Suite 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.

The Company's principal activities include developing standardized and scientifically formulated medications using multiple delivery methods.  The Company focuses on market opportunities based on unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

COVID-19 Update

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. This may impact the Company's ability to raise capital. Further, the pandemic has an impact on the Company's third-party vendors which could result in the interruption of operations and result in development delays, including the ongoing pre-clinical, manufacturing and future clinical activities related to our programs. The Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and Centers for Disease Control and Prevention to update the Company's policies.

2. Basis of preparation and going concern

Statement of compliance

These unaudited condensed interim consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These condensed interim consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company's Canadian entity. The functional currency of the Company's foreign subsidiary is US dollars.  The currency translation adjustment resulting from the translation of the foreign subsidiary's US dollar functional currency to the Company's Canadian dollar presentation currency is charged to other comprehensive income or loss and included in accumulated other comprehensive income or loss within the shareholders' equity section of the statement of financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. Operating results for the three and six months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ended September 30, 2021. For more information, see the Company's audited consolidated financial statements including notes thereto for the year ended September 30, 2020.

These condensed consolidated interim financial statements were approved by the board of directors on June 28, 2021.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

2. Basis of preparation and going concern (continued)

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at March 31, 2021, the Company had an accumulated deficit of $3,343,052 (September 30, 2020 - $1,856,502), and it expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These condensed interim consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Presentation and reclassification of comparative information

Effective January 1, 2021, the Company elected to change the presentation of its consolidated statements of loss and comprehensive loss by classifying expenses by function under IAS 1, from the previous classification by nature.  The change in classification by function would improve relevance to readers, with increased comparability with companies in the same industry with similar operations. The table below provides a summary of how the previous period presentation and classification of expenses by nature was amended accordingly to be consistent with the current presentation and classification of expense by function:

a) Previously reported

	Three months ended	Six months ended
	March 31, 2020	March 31, 2020
	$	$
Office and administrative expenses
Consulting fees	115,837	268,423
Laboratory expenses	8,665	8,665
Office and other	1,210	3,248
Professional fees	25,412	28,231
Shareholder communication	9,396	9,396
Travel	3,730	6,637
	(164,250)	(324,600)

b) Reclassified

	Three months ended	Six months ended
	March 31, 2020	March 31, 2020
	$	$
Operating expenses
Research and development	67,252	184,838
General and administrative	96,998	139,762
	(164,250)	(324,600)

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

3. Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended September 30, 2020.

Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's financial statements.

4. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the period ended March 31, 2021.

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value.

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Cash is measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2021 and September 30, 2020. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

As at September 30, 2020:	Notes	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		85,065	-	-	85,065
Financial liabilities
Shareholder loan payable	7	-	-	28,833	28,833
Convertible loan - liability portion	8	-	-	300,563	300,563

As at March 31, 2020:	Notes	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		4,459,747	-	-	4,459,474
Financial liabilities
Shareholder loan payable	7	-	-	30,248	30,248
Convertible loan - liability portion	8	-	-	308,179	308,179

The carrying amounts of accounts receivable and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

(b) Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its contractual obligations. The Company manages credit risk associated with its cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

(c) Interest Rate Risk

The Company is not exposed to any material interest rate risk on its cash, accounts receivable, and accounts payable.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at March 31, 2021, the Company's liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

e) Foreign exchange Risk

Foreign exchange risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk from consulting costs as well as the purchase of goods and services primarily in the United States and Israel, denominated in U.S. dollars, and cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company's results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the three months ended March 31, 2021 of $333,281 (September 30, 2020 - immaterial).

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

6.    Intangible assets

Cost	Total
$
Balance, September 30, 2020 and March 31, 2021	99,184

Amortization	Total
$
Balance, September 30, 2020	-
Amortization for the period	(2,480)
Balance, March 31, 2021	(2,480)

Net book value	Total
$
Balance, September 30, 2020	99,184
Balance, March 31, 2020	96,704

Ramot License Agreement

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol ("THC") (the "Ramot Technology").

Pursuant to the Option Agreement, the Company has a period of three months, in consideration for which the Company will pay Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License (the "License Agreement").

As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the Option Payments. On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). The remaining unpaid balance of the one time License Fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement (the "Effective Date") and totalled $19,598 (US$15,000). The Company also accrued reimbursable patent costs of $58,241 which are payable to Ramot pursuant to the licence agreement. The Ramot License Agreement also includes the following future potential payments:

  Milestone payments for a total of US$2,700,000 for each product developed using the licensed technology. Milestone payments are payable upon the successful completion of Phase I, II and III clinical trials and upon receipt of US FDA approval;
  An annual royalty fee of US$10,000 commencing January 1, 2023;
  Minimum royalties on sales; and
  Sublicense fees in the event a sublicense is granted by the Company to a third party.

7.  Shareholder loan payable

On January 27, 2020, the Company received a loan of $22,248 from a shareholder and on June 17, 2020 the Company received an additional loan of $8,000 from a shareholder (Note 8). The loans are non-interest bearing, unsecured, and are due on December 31, 2020. The loans were initially recorded at their respective fair values of $19,147 and $7,350 and using a market discount rate of 17% with the residual discounts of $3,101 and $650 recognized in debt discount reserve. During the three and six months ended March 31, 2021, accretion expense of $nil and $1,415 (2020 - $659 and $659) was accrued on the loan.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

Subsequent to the period end, upon closing of the Regulation-A Offering (note 12, "Subsequent events" the Board of Directors approved for the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (see Note 12).

8. Convertible loans

The Company issued $125,000 in convertible loans in March 2020, $48,150 in convertible loans in April 2020, and $169,457 in convertible loans in July 2020.

The convertible loans bear interest at 8% per annum and are due and payable two years from the date issued.  The notes shall be automatically converted into units of the Company ("Units") at such time that the Company completes a subsequent equity offering involving an issuance of common shares for consideration in excess of $1,000,000 (the "Subsequent Financing"). Each Unit shall consist of one common share of the Company and one warrant ("Warrant"). Each Warrant will entitle the holder to purchase an additional common share at a price that is at a 20% premium to the Subsequent Financing price (the "Warrant Exercise Price") for a period of 24 months from the issuance of the Warrants, which shall be the closing date of the Subsequent Financing. In the event that the Company completes a going public transaction and the common shares trade at a 75% premium to the Warrant Exercise Price for a period of 30 trading days, then the warrants will be automatically converted into common shares.

The liability component of these loans was calculated at the date of issuance, as the present value of the principal and interest, at a rate approximating the interest rate that would have been applicable to non-convertible debt at the date the loans were issued of 17% per annum. The liability component of $290,567 was recorded at amortized cost and is accreted to the principal amount over the term of the convertible loan by charges to accretion expense.  During the year ended September 30, 2020, finder's fees in the amount of $7,000 were paid. During the three and six months ended March 31, 2021, accretion expense of $6,307 and $12,616 (2020 - $772 and $772) was accrued on the loans and interest of $6,759 and $13,667 (2020 - $636 and $636) was charged, which is included in accounts payable.

Subsequent to the period end on April 29, 2021, the Company completed the Regulation-A Offering and raised approximately $10.8 million (US$8.9 million) in gross proceeds (see Note 12, "Subsequent events"). As a result, the convertible loans were converted into 366,204 Units of the Company, representing 366,204 common shares issued for $1.01 (US$0.80) and 366,204 Warrants having an exercise price of $1.51 (US$1.20) which are exercisable any time until their expiration date of April 29, 2023. In addition, the Company issued 6,272 common shares at C$1.26 (US$1.00) along with 13,215 warrants as finders fees with an exercise price of C$1.51 (US$1.20), of which 7,660 are exercisable until their expiration date of April 29, 2023, and 555 warrants are exercisable until their expiration date of April 29, 2024.

9.    Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares: 36,209,997 (September 30, 2020 - 40,049,997)

During the period ended March 31, 2021, the Company did not issue any shares.

During the year ended September 30, 2020, the Company did not issue any shares.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

c) Share Consolidation

Effective April 11, 2019, the Company completed a consolidation of the 70,000,000 common shares outstanding on that date on a basis of 1 post-consolidation common share for every 2.3333 pre-consolidation common share (the "Consolidation"). As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the Consolidation have been restated to reflect the Consolidation.

d) Repurchase of Shares

On January 17, 2020, the Company entered into agreements with certain shareholders of the Company (the "Shareholders") to repurchase a total of 3,840,000, common shares previously issued to the Shareholders by the Company in a series of private placements at a price of $0.05 per common share (the "Shares"). Upon repurchase, the Shares were cancelled. The repurchases were completed between December 1, 2020 and December 21, 2020 at a price of $0.10 per common share.

e) Regulation-A Offering

On August 20, 2020, the Company initiated a financing for gross proceeds of US$10,000,000 through the issuance of 10,000,000 common shares at US$1.00 per share, utilizing a Regulation-A Offering Memorandum under the US Securities Act of 1933.  For the period ended March 31, 2021, the Company received $7.3 million (US$5.6 million) in gross proceeds, and recorded deferred share issuance costs of $68,405 as an asset. On March 13, 2021, the Company announced the final date to accept subscriptions to the Regulation-A offering as March 31, 2021 (see Note 12, "Subsequent events"). On April 29, 2021, the Company closed the Regulation-A offering and issued 8,857,288 common shares for gross proceeds of approximately $11.0 million (US$8.9 million).

10.   Related party transactions

The Company's related parties consist of the Company's directors and officers, and any companies associated with them. During the three and six months ended March 31, 2021 and 2020, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company paid consulting fees of $160,120 and $307,394 respectively during the three and six months ended March 31, 2021 (2020 - $52,383 and $169,969).  The consulting fees were paid to the COO, directors and an officer of the Company.
  Included in General and administrative costs, the Company paid consulting fees of $58,000 and $69,900 respectively during the three and six months ended March 31, 2021 (2020 - $nil and $7,500).  The consulting fees were paid to the CEO and CFO of the Company.

As at March 31, 2021, $90,848 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2020 - $610,273).

On January 27, 2020, the Company received a loan of $22,248 from a shareholder and on June 17, 2020 the Company received $8,000 from a shareholder (Notes 5 and 8). The loans are non-interest bearing, unsecured, and are due on December 31, 2020. The loans were initially recorded at their respective fair values of $19,147 and $7,350 and using a market discount rate of 17% with the residual discounts of $3,101 and $650 recognized in debt discount reserve. As at March 31, 2021, $30,248 was outstanding (September 30, 2020 - $28,833) and during the three and six months ended March 31, 2021, accretion expense of $nil and $1,415 (2020 - $nil and $659) was accrued on the loan. Subsequent to period end, the Company issued 24,006 shares at $1.26 (US$1.00) per share as a repayment of the shareholder loan - see note 7, "Shareholder loan payable".

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian dollars)

Key management includes directors and executive officers of the Company. During the three and six months ended March 31, 2021 and 2020 no other compensation was paid or payable for key management services.

11.  Supplemental cash flow information

Investing and financing activities that do not have a direct impact on the current cash flows are excluded from the cash flow statements. During the period ended March 31, 2021 and 2020 there were no non-cash transactions.

The Company paid or accrued $nil for income taxes during each of the three and six months ended March 31, 2021 (2020 - $nil).

12.  Subsequent events

Closing of the Regulation-A offering

On March 13, 2021, the Company announced the final date to accept subscriptions to the Regulation-A offering as March 31, 2021. Subsequent to period end, the Company received a further $3.8 million (US$3.3 million). On April 29, 2021, the Company closed the Regulation-A offering for gross proceeds of approximately $11.0 million (US$8.9 million) and issuance of 8,857,288 common shares at US$1.00. The Company estimates total share issuance costs to be approximately $232,000.

Shareholder loan payable conversion

On April 29. 2021, upon closing of the Reg-A Offering, the Board of Directors approved for the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (see note 7).

Conversion of convertible loans

On April 29, 2021, upon closing of the Regulation-A Offering, the convertible loans were converted into 366,204 Units of the Company, representing 366,204 common shares issued for $1.01 (US$0.80) and 366,204 Warrants having an exercise price of $1.51 (US$1.20) which are exercisable any time until their expiration date of April 29, 2023. In addition, the Company issued 6,272 common shares at C$1.26 (US$1.00) along with 13,215 warrants as finders fees with an exercise price of C$1.51 (US$1.20), of which 7,660 are exercisable until their expiration date of April 29, 2023, and 555 warrants are exercisable until their expiration date of April 29, 2024.

Item 4.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1!	Notice of Articles of Shackelford Pharma Inc.

2.2!	Articles of Shackelford Pharma Inc.

3.1!	Shareholder Rights Agreement

3.2!	Right of First Refusal and Co-Sale Agreement

3.3!	Voting Agreement

4.2!	Form of Share Certificate

6.1!	Form of Shareholders Agreement

6.2!	Share Repurchase Agreement

! Previously filed on Form 1-A on August 18, 2020 (SEC File No. 024-11206) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on June 28, 2021.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Semi-Annual Report on Form 1-SA has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	June 28, 2021
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	June 28, 2021
Name: Christopher Clark
Title: Financial Advisor (Principal Financial Officer and Principal Accounting Officer)